Exhibit 12.01

NUSTAR ENERGY L.P.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars, Except Ratio)

	Six Months Ended June 30, 2009		Year Ended December 31,
			2008		2007		2006		2005		2004
Earnings:
Income from continuing operations before provision for income taxes and income from equity investees	$126,619		$256,994		$154,913		$149,885		$110,069		$77,074

Add:
Fixed charges	52,011		113,959		91,594		75,829		46,211		21,625
Amortization of capitalized Interest	270		440		255		126		80		60
Distributions from joint ventures	4,000		2,835		544		5,268		4,657		1,373
Less: Interest capitalized	(923)		(5,108)		(5,995)		(1,758)		(1,008)		(192)

Total earnings	$181,977		$369,120		$241,311		$229,350		$160,009		$99,940

Fixed charges:
Interest expense (1)	$40,389		$92,971		$77,584		$68,241		$41,616		$20,630
Amortization of debt issuance costs	451		815		1,030		726		622		407
Interest capitalized	923		5,108		5,995		1,758		1,008		192
Rental expense interest factor (2)	10,248		15,065		6,985		5,104		2,965		396

Total fixed charges	$52,011		$113,959		$91,594		$75,829		$46,211		$21,625

Ratio of earnings to fixed charges	3.5	x	3.2	x	2.6	x	3.0	x	3.5	x	4.6	x

(1)	The “Interest expense, net” reported in NuStar Energy L.P.’s consolidated statement of income for the six months ended June 30, 2009 includes investment income of $105,000.
(2)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.